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Securities and Exchange Commission
Trading and Markets

FEB 27 2020

RECEIVED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Evercore Group L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

55 East 52nd Street
(No. and street)

New York	**NY**	**10055**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Pensa **212-822-7573**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

FEB 27 2020

Washington, DC

CHECK ONE:
X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

February 25, 2020

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Paul Pensa, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Evercore Group L.L.C. (hereafter referred to as the "Company"), as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Pensa

Paul Pensa

Chief Financial Officer

Subscribed and sworn to before me this

25th day of February, 2020

Anna J. Glantz

NOTARY PUBLIC

State of new york
County of new york

ANNA JENNINE GLANTZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GL6227244
Qualified in Westchester County
My Commission Expires 08-30-2022

EVERCORE GROUP L.L.C.
(SEC ID No. 8-49830)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 436 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of Evercore Group L.L.C.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Evercore Group L.L.C. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche

February 25, 2020

We have served as the Company's auditor since 2005.

EVERCORE GROUP L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(dollars in thousands)

Assets		
Cash	$	240,071
Securities owned, at fair value		228,531
Accounts receivable		224,977
Receivable from clearing organization		12,060
Operating Lease Right-of-Use Assets		29,810
Due from affiliates		57
Other assets		22,805
Total Assets	$	758,311
Liabilities and Member's Equity		
Due to affiliates	$	136,258
Deferred revenue		2,366
Operating Lease Liabilities		33,929
Other liabilities		5,063
Total Liabilities		177,616
Commitments and Contingencies (Note 9)		
Member's Equity		580,695
Total Liabilities and Member's Equity	$	758,311

See notes to Statement of Financial Condition.

NOTE 1 - ORGANIZATION

Evercore Group L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered as a broker-dealer in all 50 states and the District of Columbia. The Company provides advice to clients on significant mergers, acquisitions, divestitures, shareholder activism and other strategic corporate transactions, with a particular focus on advising prominent multinational corporations and substantial private equity firms on large, complex transactions. The Company also provides restructuring advice to companies in financial transition, as well as to creditors, shareholders and potential acquirers. In addition, the Company provides its clients with capital markets advice, underwrites securities offerings, raises funds for financial sponsors and provides advisory services focused on primary and secondary transactions for private funds and real estate. The Company also offers macroeconomic, policy and fundamental equity research and agency-based equity securities trading for institutional investors.

The Company has not engaged in any of the following activities:

a. Carrying securities accounts for clients;

b. Receiving or holding securities or funds of clients;

c. Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

Evercore BD Investco L.L.C. (the "Member"), a majority owned subsidiary of Evercore Partners Services East ("East"), is the sole member of the Company.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America.

ASC 606, "Revenue from Contracts with Customers," ("ASC 606"), provides a five step model to revenue recognition as follows:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company applies this model to its Investment Banking revenue streams.

Investment Banking Revenue - The Company earns investment banking fees from clients for providing advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings, activism and defense and similar corporate finance matters. The Company's Investment Banking services also include services related to securities underwriting, private placement services and commissions for agency-based equity trading services and equity research. Revenue is recognized as the Company satisfies performance obligations, upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for these services. The Company's contracts with customers may include promises to transfer multiple services to a customer. Determining whether services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. For performance obligations satisfied over time, determining a measure of progress requires the Company to make significant judgments that affect the timing of revenue recognized. For certain advisory services, the Company has concluded that performance obligations are satisfied over time. This is based on the premise that the Company transfers control of services and the client simultaneously receives benefits from these services over the course of an engagement. For performance obligations satisfied at a point in time, determining when control transfers requires the Company to make significant judgments that affect the timing of when revenue is recognized. The Company records Investment Banking Revenue for the following:

Advisory Fees - In general, advisory fees are paid at the time the Company signs an engagement letter, during the course of the engagement or when an engagement is completed. In some circumstances, and as a function of the terms of an engagement letter, the Company may receive fixed retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter or over the course of the engagement, where the engagement letter will specify a future service period associated with those fees. The Company may also receive announcement fees upon announcement of a transaction in addition to success fees upon closing of a transaction or another defined outcome, both of which represent variable consideration. This variable consideration will be included in the transaction price, as defined, and recognized as revenue to the extent that it is probable that a significant reversal of revenue will not occur. When assessing probability, the Company applies careful analysis and judgment to the remaining factors necessary for completion of a transaction, including factors outside of the Company's control. A transaction can fail to be completed for many reasons which are outside of the Company's control, including failure of parties to agree upon final terms, to secure necessary board or shareholder approvals, to secure necessary financing, to achieve necessary regulatory approvals, or due to adverse market conditions. In the case of bankruptcy engagements, fees are subject to approval of the court.

With respect to retainer, announcement and success fees, there are no distinct performance obligations aside from advisory activities, which are generally focused on achieving a milestone (typically, the announcement and/or the closing of a transaction). These advisory services are provided over time throughout the contract period. The Company recognizes revenue when distinct services are performed and when it is probable that a reversal of revenue will not occur, which is generally upon the announcement or closing of a transaction. Accordingly, in any given period, advisory fees recognized for certain transactions may relate to services performed in prior periods. In circumstances in which retainer fees are received in advance of services, these fees are initially recorded as Deferred revenue (a contract liability) on the Statement of Financial Condition, and subsequently recognized as advisory fee revenue in Advisory Fees on the Statements of Income during the applicable time period within which the service is rendered. Announcement fees for advisory services are recognized upon announcement (the point at which it is determined that the reversal of revenue is not probable) and all other requirements for revenue recognition are satisfied. A portion of the announcement fee may be deferred based on the services remaining to be completed, if any. Success fees for advisory services, such as merger and acquisition ("M&A") advice, are recognized when it is determined that the reversal of revenue is not probable and all other requirements for revenue recognition are satisfied, which is generally at closing of the transaction.

With respect to fairness or valuation opinions, fees are fixed and there is a distinct performance obligation, since the opinion is rendered separate from any other advisory activities. Revenues related to fairness or valuation opinions are recognized at the point in time when the opinion has been rendered and delivered to the client. In the event the Company was to receive an opinion or success fee in advance of the completion conditions noted above, such fee would initially be recorded as Deferred revenue (a contract liability) on the Statement of Financial Condition and subsequently recognized as advisory fee revenue when the conditions of completion have been satisfied.

Placement fee revenues are attributable to capital raising on both corporations and financial sponsors. The Company recognizes placement fees in accordance with the terms of the engagement letter, which are generally contingent on the achievement of a capital commitment by an investor, at the time of the client's acceptance of capital or capital commitments.

Underwriting Fees - Underwriting fees are attributable to public and private offerings of equity and debt securities and are recognized at the point in time when the offering has been deemed to be completed by the lead manager of the underwriting group. When the offering is completed, the performance obligation has been satisfied and the Company recognizes the applicable management fee, selling concession and underwriting fee. Estimated offering expenses are presented gross.

Commissions and Related Fees - Commissions and Related Fees include commissions received from customers for the execution of agency-based brokerage transactions in listed and over-the-counter equities. The execution of each trade order represents a distinct performance obligation and the transaction price at the point in time of trade order execution is fixed. Trade execution is satisfied at the point in time that the customer has control of the asset and as such, fees are recorded on a trade date basis or, in the case of payments under commission sharing arrangements, when earned. The Company also earns subscription fees for the sales of research. The delivery of research under subscription arrangements represents a distinct performance obligation that is satisfied over time. The fees are fixed and are recognized over the period in which the performance obligation is satisfied. Cash received before the subscription period ends is initially recorded as Deferred revenue (a contract liability) on the Statement of Financial Condition, and is recognized in income ratably over the period in which the related services are rendered.

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Interest Income and Interest Expense - Interest is recorded on cash balances and on securities owned on an accrual basis as earned.

Service Fees and Affiliate Contracts - The Company's service fees and affiliate contracts are settled monthly. See Note 4 for further information.

Execution and Clearing Expenses - Execution and clearing expenses are accrued as incurred.

Securities Owned, at Fair Value - The Company reflects securities owned at fair value on a trade-date basis. The Company invests in a fixed income portfolio consisting primarily of treasury securities and municipal bonds. These securities are carried at fair value.

Fair Value of Financial Instruments - The Company's cash and securities owned are recorded at fair value or at amounts that approximate fair value pursuant to Accounting Standards Codification ("ASC") 820, "Fair Value Measurement" ("ASC 820"), which among other things requires enhanced disclosures

(dollars in thousands, unless otherwise noted)

about financial instruments carried at fair value and for those not carried at fair value. See Note 5 for further information.

Accounts Receivable and Contract Assets - Accounts Receivable consists primarily of investment banking fees and expense reimbursements charged to the Company's clients. The Company records Accounts Receivable, net of any allowance for doubtful accounts, when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time. The Company maintains an allowance for doubtful accounts to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of the client's creditworthiness and specifically reserves against exposure where the Company determines the receivables are impaired, which may include situations where a fee is in dispute or litigation has commenced.

The collection periods for the Company's receivables generally are within 90 days of invoice, with the exception of placement fees, which are generally collected within 180 days of invoice, and fees related to private funds capital raising, which are collected in a period exceeding one year. The collection period for restructuring transaction receivables may exceed 90 days.

The Company records contract assets within Other Assets on the Statement of Financial Condition when payment is due from a client conditioned on future performance or the occurrence of other events. The Company also recognizes a contract asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year. The Company applies a practical expedient to expense costs to obtain a contract as incurred when the amortization period is one year or less.

Income Taxes - No provision for federal or state income taxes is included in the accompanying Statement of Financial Condition as the Member is responsible for such taxes based on its share of the Company's income.

Leases - The Company adopted ASC 842, "Leases" ("ASC 842") on January 1, 2019, using the modified retrospective method of transition. The Company did not have a cumulative-effect adjustment as of the date of adoption. The Company elected to apply the package of practical expedients, which does not require reassessment of whether contracts are or contain leases, of lease classification and of initial direct costs. The Company also elected the transition option in ASU No. 2018-11, "Leases (Topic 842): Targeted Improvements" to not apply the new lease standard in comparative periods presented in financial statements in the year of adoption. Following the adoption of ASC 842, the Company includes all leases, including short-term leases, on its Statement of Financial Condition. The Company does not separate lease and non-lease components of contracts for leases for the use of office space and equipment. Operating leases for office space generally contain payments for real estate taxes, common area maintenance and other operating expenses in addition to rent payments that are not fixed; the Company accounts for these costs as variable payments and does not include these as part of the lease component.

Following the adoption of ASC 842, the present value of the Company's lease commitment is reflected as a long-term asset, within Operating Lease Right-of-Use Assets, with a corresponding liability classified within Operating Lease Liabilities on the Statement of Financial Condition. The Company determines if an arrangement is a lease at inception. Right-of-use assets represent the Company's right to use the underlying assets for their lease terms and lease liabilities represent the Company's obligation to make lease payments arising from these leases. Right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Right-of-use assets

(dollars in thousands, unless otherwise noted)

are subject to certain adjustments for lease incentives and initial direct costs. The lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. The Company's lease agreements do not contain any residual value guarantees.

Subsequent Events - The Company evaluates subsequent events through the date on which the Statement of Financial Condition is available to be issued.

NOTE 3 - REVENUE

Contract Balances

The change in the Company's contract assets and liabilities during the period primarily reflects timing differences between the Company's performance and the client's payment. The Company's accounts receivable, other assets (contract assets) and deferred revenue (contract liabilities) for the year ended December 31, 2019 are as follows:

	Accounts Receivable	Other Assets (Contract Assets)	Deferred Revenue (Contract Liabilities)
Balance at January 1, 2019	$ 240,063	$ 3,374	$ 1,858
Increase (Decrease)	(15,086)	19,431	508
Balance at December 31, 2019	$ 224,977	$ 22,805	$ 2,366

Generally, performance obligations under client arrangements will be settled within one year; therefore, the Company has elected to apply the practical expedient in ASC 606-10-50-14.

NOTE 4 - RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement effective January 2, 2010, and updated on February 12, 2018 under substantially similar terms, East provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;
b. All communication services, postage, office supplies;
c. Administrative and support services and equipment as may be necessary for the Company to conduct its business;
d. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company; and
e. Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year, an allocation of the above costs, with no mark-up in price, is made to the Company by East via a service fee. The Company incurred service fees to East, of which $114.6 million is payable as of December 31, 2019 and is included in Due to Affiliates in the accompanying Statement of Financial Condition. Further, the Company's affiliate, ISI UK, markets the Company's research and services to its European Clients. All of ISI UK's expenses, net of its direct third party revenues, are charged back to the Company on a cost-plus basis.

(dollars in thousands, unless otherwise noted)

In the normal course of business, the Company shares advisory revenues for specific engagements with affiliates in the UK, Germany, Mexico, Hong Kong, Canada, Singapore and Brazil. At December 31, 2019, the Company had payables to these affiliates of $21.7 million included within Due to Affiliates on the Statement of Financial Condition related to such arrangements.

East maintains a loan agreement with PNC Bank, National Association ("PNC") for a revolving credit facility in an aggregate principal amount of up to $30.0 million, to be used for working capital and other corporate activities. This facility is secured by East's accounts receivable and the proceeds therefrom, as well as the Company's accounts receivable. In addition, the agreement contains certain reporting covenants as well as certain debt covenants that prohibit East and Evercore Inc., the ultimate parent, from incurring other indebtedness subject to specified exceptions. Drawings under this facility bore interest at the prime rate. On March 11, 2019, East drew down $30.0 million on this facility, which was repaid on May 3, 2019. On June 21, 2019, East amended this facility with PNC such that, among other things, the interest rate provisions were modified to LIBOR plus 125 basis points and the maturity date was extended to October 31, 2020.

NOTE 5 - FAIR VALUE MEASUREMENTS

ASC 820, among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily-available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives. As required by ASC 820, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The estimated fair values of these securities are based on quoted market prices provided by external pricing services.

Level III - Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company had no Level III investments at December 31, 2019.

The following table presents the categorization of investments within Securities owned, at fair value, on the Company's Statement of Financial Condition, measured at fair value on a recurring basis:

(dollars in thousands, unless otherwise noted)

	December 31, 2019			
	Level I	Level II	Level III	Total
Money Market Instruments	$ 6,800	$ —	$ —	$ 6,800
Treasury Securities	163,026	—	—	163,026
Municipal Bonds, Corporate Bonds and Other Debt Securities	—	58,705	—	58,705

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company had no transfers between fair value levels during the year ended December 31, 2019.

The carrying amount and estimated fair value of the Company's financial instrument assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below.

		December 31, 2019			
	Carrying	Estimated Fair Value			
	Amount	Level I	Level II	Level III	Total
Financial Assets:					
Cash	$ 240,071	$ 240,071	—	—	$ 240,071
Accounts receivable	224,977	—	224,977	—	224,977
Receivable from clearing organization	12,060	—	12,060	—	12,060
Due from affiliates	57	—	57	—	57
Other assets	22,805	—	22,805	—	22,805
Financial Liabilities:					
Due to affiliates	136,258	—	136,258	—	136,258
Other liabilities	5,063	—	5,063	—	5,063

The carrying amounts reported on the Statement of Financial Condition for Cash, Accounts receivable, Receivable from clearing organization, Due from affiliates, Other assets, Due to affiliates and Other liabilities approximate fair value due to the short term nature of these items.

NOTE 6 - NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its minimum net capital requirement in accordance with the Alternative Net Capital Requirement, as permitted by Rule 15c3-1. Under the Alternative Net Capital Requirement, the Company's minimum net capital requirement is $0.25 million. At December 31, 2019, the Company had net capital of $331.5 million, which exceeded the minimum net capital requirement by $331.3 million.

(dollars in thousands, unless otherwise noted)

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, based on sections (k)(2)(i) and (k)(2)(ii).

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. During the year ended December 31, 2019, the Company made distributions to the Member of $630.0 million. In January 2020, the Company made a cash distribution of $80.0 million to the Member.

NOTE 7 - RISK MANAGEMENT

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of investing activities.

The Company maintains its cash and securities owned with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that the firm is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

The Company is subject to concentration risk by holding large positions in certain types of securities, including issuances from state and local government entities located in a particular geographic area, or issuers engaged in a particular industry. Securities owned by the Company include securities from primarily federal, state, city and local U.S. municipalities. Additionally, the Company is dependent on the services and businesses of East and other affiliates for the conduct of its business. As of December 31, 2019, four separate clients each individually accounted for 8%, 4%, 2% and 2% of the Company's accounts receivable balance.

NOTE 8 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2016-02 - In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 supersedes ASC No. 840, "Leases," ("ASC 840") and includes requirements for the recognition of a right-of-use asset and lease liability on the balance sheet by lessees for those leases classified as operating leases under previous guidance. The amendments in this update are effective using a modified retrospective approach at the beginning of the earliest period presented, during interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2016-02 on January 1, 2019 using the modified retrospective approach. The adoption resulted in the present value of the Company's lease commitment being reflected on the Company's Statement of Financial Condition as a long-term fixed asset with a corresponding long-term liability. The Company's lease commitment, as discussed in Note 9, relates to office space. The lease-related asset is amortized to expense over the life of the leases and the liability, and related interest expense, are reduced as lease payments are made over the life of the lease. The net impact on the Company's earnings is not materially different from the prior expense related to leases as required under prior U.S. GAAP. The Company recorded a lease liability of $33.9 million on its Statement of Financial Condition as of December 31, 2019, along with an associated right-of-use asset of $29.8 million, which reflects the lease liability recognized, subject to certain adjustments for lease incentives, associated with the Company's lease at 55 East 52nd St., New York, New York. The adoption of this standard did not have a material impact on the Company's net capital.

(dollars in thousands, unless otherwise noted)

ASU 2016-13 - In June 2016, the FASB issued ASU No. 2016-13, "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). ASU 2016-13 provides amendments to ASC No. 326, "Financial Instruments - Credit Losses," which amend the guidance on the impairment of financial instruments and adds an impairment model (the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Entities will recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. The amendments in this update are effective during interim and annual periods beginning after December 15, 2019, with early adoption permitted after December 15, 2018. The Company currently uses the specific identification method for establishing credit provisions and write-offs of its trade accounts receivable. The Company adopted ASU 2016-13 on January 1, 2020. This adoption did not result in a material difference between the current method and the CECL model.

ASU 2018-13 - In August 2018, the FASB issued ASU No. 2018-13, *"Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement"* ("ASU 2018-13"). ASU 2018-13 provides amendments to ASC 820, *"Fair Value Measurements and Disclosures"* ("ASC 820"), which remove the requirements surrounding the disclosure and policy of transfers between fair value levels and the valuation processes for recurring Level 3 fair value measurements. In addition, ASU 2018-13 adds disclosure requirements for changes in unrealized gains and losses for Level 3 measurements and the range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. The amendments in this update are effective during interim and annual periods beginning after December 15, 2019, with early adoption permitted. The amendments on changes in unrealized gains and losses and unobservable inputs for Level 3 measurements should be applied prospectively, and all other amendments in this update should be applied retrospectively. The adoption of ASU 2018-13 did not have a material impact on the Company's financial condition or disclosures thereto.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Beginning on or about November 16, 2016, several putative securities class action complaints were filed against Adeptus Health Inc. ("Adeptus") and certain others, including the Company as underwriter, in

(dollars in thousands, unless otherwise noted)

connection with Adeptus' June 2014 initial public offering and May 2015, July 2015 and June 2016 secondary public offerings. The cases were consolidated in the U.S. District Court for the Eastern District of Texas where a consolidated complaint was filed asserting, in part, that the offering materials issued in connection with the four public offerings violated the U.S. Securities Act of 1933 by containing alleged misstatements and omissions. On April 19, 2017, Adeptus filed for Chapter 11 bankruptcy and was subsequently removed as a defendant. On November 21, 2017, the plaintiffs filed a consolidated complaint, and the defendants filed motions to dismiss on February 5, 2018. On September 12, 2018, the defendants' motions to dismiss were granted as to the claims relating to the initial public offering and the May 2015 secondary public offering, but denied as to the claims relating to the July 2015 and June 2016 secondary public offerings. The Company underwrote approximately 0.3 million shares of common stock in the July 2015 secondary public offering, representing an aggregate offering price of approximately $30.8 million, but did not underwrite any shares in the June 2016 secondary public offering. On September 25, 2018, the plaintiffs filed an amended complaint relating only to the July 2015 and June 2016 secondary public offerings. On December 7, 2018, the plaintiffs filed a motion for class certification, and the defendants filed briefs in opposition. On February 16, 2019, the plaintiffs filed a second amended complaint after having been granted leave to amend by the court. On March 4, 2019, the defendants filed a motion to dismiss as to the second amended complaint. On January 9, 2020, the Court granted preliminary approval of a settlement among the parties, including the underwriters, and scheduled a final hearing for May 20, 2020. The settlement amount attributed to the Company is not material to the Company.

Leases - In July 2006, the Company and Evercore Group Holdings L.P. ("EGH"), an affiliated entity, entered into a lease for an additional 124,000 square feet of office space at our principal executive offices at 55 East 52nd Street, New York, New York. It is the intention of Evercore Inc. that EGH is the primary obligor under this lease arrangement. The Company pays its portion of the leased space as part of its service fee to East, a wholly owned subsidiary of EGH. The term of the lease expires on April 29, 2023.

Upon adoption of ASC 842, the Company recorded Right-of-Use Assets on its statement of financial condition of $29.8 million. Other information as it relates to the Company's operating leases is as follows:

	December 31, 2019
Weighted-average remaining lease term - operating leases	3.3 years
Weighted-average discount rate - operating leases	5.1%

As of December 31, 2019, the rental payment obligations under the lease for the Company and EGH are as follows:

(dollars in thousands, unless otherwise noted)

2020	$	10,822
2021		10,822
2022		11,392
2023		3,815
2024		—
Thereafter		—
Total minimum lease payments		36,851
Less: Imputed interest		(2,922)
Present value of lease liabilities	$	33,929

Foreign Exchange - The Company entered into foreign currency exchange forward contracts to sell 3.8 billion Japanese yen for $35.6 million during the first quarter of 2019 as an economic hedge against the exchange rate risk for Japanese yen denominated accounts receivable. These contracts settled in April 2019.

EVERCORE GROUP L.L.C.

February 25, 2020

SEC Mail Processing

FEB 27 2020

Washington, DC

U.S. Securities & Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

Please find enclosed for Evercore Group L.L.C. the following financial reports filed in accordance with Rule 17a-5.

- Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2019 and Report of Independent Registered Public Accounting Firm

- Statement of Financial Condition as of December 31, 2019 and Report of Independent Registered Public Accounting Firm

- Exemption Report as required by 17 C.F.R. §240.17a-5(d)(1) and (4)

Should you have any questions, please feel free to contact me at (212) 822-7573.

Sincerely,

EVERCORE GROUP L.L.C.

Paul Pensa
Chief Financial Officer

EVERCORE

EXEMPTION REPORT

Evercore Group L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company met the exemption provisions for the year ended December 31, 2019 without exception.

Paul Pensa
Chief Financial Officer

February 25, 2020

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of Evercore Group L.L.C.
New York, New York

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Evercore Group L.L.C. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) and (k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche

February 25, 2020

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member and Management of Evercore Group L.L.C.
New York, New York

We have performed the procedures enumerated below, which were agreed to by Evercore Group L.L.C (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copies of checks paid) noting no differences.

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte + Touche

February 25, 2020